UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Playtex Products, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                   72813P 10 0
                                 (CUSIP Number)

                                 John W. Childs
                        J.W. Childs Equity Partners, L.P.
                               One Federal Street
                           Boston, Massachusetts 02110
                                  (617)753-1100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 28, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                       Page 2 of 12 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. Childs Equity Partners, L.P.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                     (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                   |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                           7          SOLE VOTING POWER
         NUMBER OF
          SHARES                      7,855,764
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8          SHARED VOTING POWER

                                      0
                           9          SOLE DISPOSITIVE POWER

                                      7,855,764
                           10         SHARED DISPOSITIVE POWER

                                      0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,855,764
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                    |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.05%
14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                       Page 3 of 12 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. Childs Advisors, L.P.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                   |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                           7          SOLE VOTING POWER
         NUMBER OF
          SHARES                      7,855,764
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8          SHARED VOTING POWER

                                      0
                           9          SOLE DISPOSITIVE POWER

                                      7,855,764
                           10         SHARED DISPOSITIVE POWER

                                      0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,855,764
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                    |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.05%
14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                       Page 4 of 12 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. Childs Associates, L.P.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                   |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       7,855,764
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       0
                            9          SOLE DISPOSITIVE POWER

                                       7,855,764
                            10         SHARED DISPOSITIVE POWER

                                       0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,855,764
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                    |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.05%
14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                       Page 5 of 12 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. Childs Associates, Inc.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                   |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                           7          SOLE VOTING POWER
         NUMBER OF
          SHARES                      7,855,764
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8          SHARED VOTING POWER

                                      0
                           9          SOLE DISPOSITIVE POWER

                                      7,855,764
                           10         SHARED DISPOSITIVE POWER

                                      0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,855,764
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                    |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.05%
14         TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                        Page 6 of 12 Pages


Item 1.  Security and issuer.

         The class of equity securities to which this statement relates is Common Stock, $.01 par value per share ("Shares"), of Playtex Products, Inc., a Delaware corporation ("Playtex"), with principal executive offices at 300 Nyala Farms Road, Westport, Connecticut 06880.

Item 2.  Identify and background.

         This statement is being filed jointly by J.W. Childs Equity Partners, L.P. ("Childs"), a Delaware limited partnership, J.W. Childs Advisors L.P. ("JWC Advisors"), a Delaware limited partnership which is the general partner of Childs, J.W. Childs Associates, L.P. ("Associates L.P."), a Delaware limited partnership which is the general partner of JWC Advisors and J.W. Childs
Associates, Inc. ("Associates Inc."), a Delaware corporation which is the general partner of Associates L.P. Childs, JWC Advisors, Associates L.P. and Associates Inc. are the "Reporting Persons". The agreement among the Reporting Persons relating to joint filing of this statement is attached as Exhibit 1 hereto.

          Each of the Reporting Persons is principally engaged in the business of investing through partnerships in securities. Information concerning the directors and executive officers of Associates, Inc. is contained in Schedule A attached hereto.

          The  address  of the  principal  business  and  office  of each of the
Reporting   Persons  is  One  Federal  Street,   Twenty-First   Floor,   Boston,
Massachusetts 02110.

          During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 or Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and amount of funds or other consideration.

         The consideration for the acquisition of Shares to which this statement relates was shares in Personal Care Holdings, Inc. ("PCH"). On January 28, 1998, PCH merged with and into PCG Acquisition Corp., a subsidiary of Playtex (the "Merger") in exchange for $91 million in cash and an aggregate of 9,257,375 Shares. As a result of the Merger, Childs acquired 7,855,764 Shares. Effective upon the consummation of the Merger, John W. Childs, the President of JWC Advisors, was appointed a director of Playtex.

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                        Page 7 of 12 Pages


Item 4.  Purpose of transaction.

         The transaction  requiring the filing of this statement is described in
Item 3 above. The transaction was entered into principally for investment purposes.

         Depending upon Childs' continuing review of its investments, Childs may (subject to any applicable securities laws) decide to sell all or any part of the Shares, although it has no current plans to do so.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which would related to or result in:

         (a) The acquisition by any person of additional securities of Playtex, or the disposition of securities of Playtex;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Playtex or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Playtex or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Playtex including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Playtex;

         (f) Any other material change in Playtex's business or corporate structure;

         (g) Changes in Playtex's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Playtex by any person;

         (h) Causing a class of securities of Playtex to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Playtex becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                       Page 8 of 12 Pages


Item 5.  Interest in securities of the issuer.

         (a) Childs currently holds 7,855,764 Shares (constituting approximately 13.05% of the outstanding Shares, based upon the sum of the number reported by Playtex in its Quarterly Report on Form 10-Q for the quarter ended September 27, 1997, plus the number of Shares issued in the Merger). JWC Advisors is the sole general partner of Childs. Associates L.P. is the sole general partner of JWC Advisors. Associates Inc. is the sole general partner of Associates L.P. Therefore, JWC Advisors, Associates L.P. and Associates Inc. have the power to direct the voting and disposition of any Shares owned or deemed to be beneficially owned by Childs. As a result, JWC Advisors, Associates L.P. and Associates Inc. may be deemed to beneficially own any shares of Issuer Common Stock owned or deemed to be beneficially owned by Childs.

         (b) Except as otherwise described in paragraph (a), Childs has the sole right to vote and direct the disposition of the Shares which are the subject of this statement.

         (c) Other than as may be described in Item 3, no transactions in Shares have been effected by the Reporting Persons during the past sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this statement.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         In connection with the Merger, Childs entered into a Stockholders Agreement and a Registration Rights Agreement with Playtex. Pursuant to the Stockholders Agreement, Childs has agreed (i) not to acquire, offer to acquire or agree to acquire Shares where such action would, in the reasonable opinion of Playtex, cause a "change of control" as defined in or a default under certain indentures and other agreements to which Playtex is or becomes a party, and (ii) not to distribute to its partners any of the Shares owned by it prior to the third anniversary of the effective date of the Merger. Also pursuant to the Stockholders Agreement, Playtex has agreed that as long as Childs continues to own at least 4,628,688 Shares, as adjusted for stock splits, stock dividends and reclassifications, it will use its best efforts to ensure that one person designated by Childs is a member of the Playtex Board of Directors.

         In accordance with the terms of their agreements to subscribe for shares in PCH, certain former shareholders of PCH (including the directors and executive officers of Associates, Inc. identified on Schedule A attached hereto) have agreed that they will sell Shares acquired in the Merger only if a pro rata portion of the Shares acquired by Childs in the Merger is being sold by Childs or distributed to its partners on substantially the same terms, and as of the date of the proposed sale such former shareholders, the Shares distributed are, or upon the exercise of

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                       Page 9 of 12 Pages


registration rights then exercisable could be, saleable under applicable securities laws to the same extent as the Shares proposed to be sold by such former shareholders.

         Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Playtex, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be filed as exhibits.

         The following documents are filed as an exhibit to this statement:

         1.       Joint Filing Agreement

         2.       Stockholders Agreement

         3.       Registration Rights Agreement

         4.       Form of PCH Subscription Agreement

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                       Page 10 of 12 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

February 6, 1998

                        J.W. CHILDS EQUITY PARTNERS, L.P.
                        By: J.W. CHILDS ADVISORS, L.P., its general partner
                        By: J.W. CHILDS ASSOCIATES, L.P., its general partner
                        By: J.W. CHILDS ASSOCIATES, INC., its general partner


                        By: /s/ John W. Childs
                            Name: John W. Childs
                            Title: President

                        J.W. CHILDS ADVISORS, L.P.,
                        By: J.W. CHILDS ASSOCIATES, L.P., its general partner
                        By: J.W. CHILDS ASSOCIATES, INC., its general partner


                        By: /s/ John W. Childs
                            Name: John W. Childs
                            Title: President

                        J.W. CHILDS ASSOCIATES, L.P.,
                        By: J.W. CHILDS ASSOCIATES, INC., its general partner


                        By: /s/ John W. Childs
                            Name: John W. Childs
                            Title: President


                        J.W. CHILDS ASSOCIATES, INC.



                        By: /s/ John W. Childs
                            Name: John W. Childs
                            Title: President

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                      Page 11 of 12 Pages

                                   SCHEDULE A

                          J.W. CHILDS ASSOCIATES, INC.

Executive Officers and Directors:


                                                        Principal
Name                      Business Address              Occupation          Office                     Citizenship
----                      ----------------              ----------          ------                     -----------

John W. Childs            One Federal Street,           President,          President and              U.S.
                          Boston, MA  02110             Associates          Treasurer

Steven G. Segal           One Federal Street,           Employee,           Vice President             U.S.
                          Boston, MA 02110              Associates          and Secretary

Adam L. Suttin            One Federal Street,           Employee,           Vice President             U.S.
                          Boston, MA 02110              Associates

Glenn A. Hopkins          One Federal Street,           Employee,           Vice President             U.S.
                          Boston, MA 02110              Associates



                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                      Page 12 of 12 Pages

                                  EXHIBIT INDEX

                           Exhibit

         1.         Joint Filing Agreement

         2.         Stockholders Agreement

         3.         Registration Rights Agreement

         4.         Form of PCH Subscription Agreement